

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Andrew Nussbaum
Member
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re: Pzena Investment Management, Inc.**
> **Schedule 13E-3/A filed September 16, 2022**
> **Filed by PIM, LLC et al.**
> **SEC File No. 5-83243**
> **PRER14A filed September 16, 2002**
> **SEC File No. 1-33761**

Dear Mr. Nussbaum:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/A filed September 21, 2022

General

1. We note your response to comment 2 in our previous comment letter dated September 16, 2022 and the revised disclosure on page 19 of the proxy statement. However, based on your response, it appears that JPMorgan did provide information materially related to this going private transaction that is encompassed within Item 1015 of Regulation M-A. As previously indicated, a "report, opinion or appraisal" for purposes of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A includes both oral or written information provided to a filing person. Such report need not be focused on the fairness of the transaction. Please revise to summarize the written and oral information provided by JPMorgan in the proxy statement. See Item 1015(b) of Reg. M-A. In addition, file as an exhibit to the Schedule 13E-3 the "written summary data" referenced in your response,

consisting of "illustrative premium calculations at various prices, operating metrics of comparable companies, ownership information of top Class A public shareholders..."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions